WK-18415
Certificate Of Registration of Exempted Limited
Partnership

I, NEYDIS TAVERAS                                Assistant Registrar of the Exempted Limited Partnership in the Cayman Island DO HEREBY CERTIFY, pursuant to the Exempted Limited Partnership Law, 1991 that all the requisitions of the said Law in respect of registration there complied with by

III TO I MARITIME PARTNERS CAYMAN I, L.P.

an Exempted Limited Partnership registered, in the Cayman Islands on the 18th day of October Two Thousand Six.

Given under my hand and Seal at George Town in the
Island of Grand Cayman this 18th day of October
Two Thousand Six

/S/
Assistant Registrar of Exempted Limited Partnership
Cayman Islands.